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Exhibit 4

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD" or "the company")

DRD'S AUDITORS SCOTCH INSOLVENCY CLAIM

        KPMG, auditors to DRD, have scotched an affidavit by Gobodo Forensic Services (Pty) Limited (Gobodo) claiming DRD to be "in all likelihood commercially insolvent".

        In a letter to DRD Chairman and CEO Mark Wellesley-Wood dated yesterday (08.09.03), KPMG director Ian Kramer writes:

        "We have had an opportunity to examine the...affidavit and the assertions therein regarding the ability of Durban Roodepoort Deep, Limited...to meet its obligations to its creditors and we respectfully disagree with its conclusions.

        "In our view as auditors of DRD who have recently concluded its annual review, DRD was a going concern as at 30 June 2003, and was in a position to discharge its obligations to its current creditors at that date, hence we had no difficulty in issuing an unqualified audit opinion on its financial statements for the year ended 30 June 2003".

        The Gobodo affidavit was commissioned by the Kebble family and—according to reports—publicized in order to raise questions regarding DRD's ability to fund legal action for the recovery from various parties of misappropriated funds.

        "While we have been in no doubt about the soundness of DRD's financial position, it is pleasing to have independent, third party confirmation of this even before Investec's rapid placement of 18 million DRD shares, announced yesterday, from which we have successfully raised US$43 million," said Wellesley-Wood.

        "The Gobodo affidavit, contrary to impressions created in the public domain, was in no way a forensic exercise; it contains assumptions, based on published information, with which we strongly disagree and goes on to make further, erroneous assumptions about the implications for the company's future solvency of current and pending litigation.

        "Yet another attempt to de-rail the DRD Board's efforts to recover shareholders' funds through the courts has failed, and we will press on," Wellesley-Wood said.

        DRD's Annual Report for 2003 is expected to be posted towards the end of September and updated information regarding the company's operating and financial status will be published at a briefing of its results for the first quarter of the 2004 financial year on 23 October 2003.

        DRD's annual general meeting has been scheduled for Friday, 28 November 2003.

Johannesburg
9 September 2003

Queries: Ilja Graulich Durban Roodepoort Deep, Limited +27 11 381 7826 (office) +27 83 604 0820 (mobile)	James Duncan Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

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DRD'S AUDITORS SCOTCH INSOLVENCY CLAIM